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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                ----------------

                                   SCHEDULE TO
                                  (Rule 13e-4)
            Tender Offer Statement Under Section 14(d)(1) Or 13(e)(1)
                     Of The Securities Exchange Act Of 1934
                                (Amendment No. 3)
                                ----------------

                           MPOWER HOLDING CORPORATION
                  (Name of Filing Person (Issuer and Offeror))

                                ----------------

          Options to purchase common stock, par value $0.001 per share
                         (Title of Class of Securities)

                                ----------------

                                    62473L101
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                ----------------

                           Russell I. Zuckerman, Esq.
              Senior Vice President, General Counsel and Secretary
                           Mpower Holding Corporation
                                175 Sully's Trail
                            Pittsford, New York 14534
                                 (716) 218-6550
                  (Name, address and telephone number of person
                        authorized to receive notices and
                   communications on behalf of filing person)

                                    Copy to:
                             Andrew B. Janszky, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                          New York, New York 10022-6069
                                 (212) 848-4000


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]


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



                             INTRODUCTORY STATEMENT

         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the "Tender Offer Statement") filed with the Securities and Exchange Commission on August 27, 2001, as amended, by Mpower Holding Corporation, a Delaware corporation (the "Company"), relating to the offer by the Company to exchange options outstanding (the "Eligible Options") under the Company's Amended and Restated Stock Option Plan (the "Holding Plan") and the Primary Network Holdings, Inc. Stock Option Plan (the "PNH Plan"; and, together with the Holding Plan, the "Plans") to purchase shares of the Company's common stock, par value $0.001 per share (the "Common Stock"), for new options that will be granted under the Holding Plan (the "New Options"). The New Options will be granted upon the terms and subject to the conditions described in the Offer to Exchange, dated August 27, 2001, and the related election form (the "Election Form" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), copies of which were attached as Exhibits (a)(1) and
(a)(3), respectively, to the Tender Offer Statement.

Item 4.         Terms of the Transaction.

         Item 4 of the Tender Offer Statement is hereby amended to add the following:

         "The Offer expired at 11:59 P.M. Eastern Daylight Time, on September 27, 2001. We have accepted all Eligible Options to purchase Common Stock tendered for exchange pursuant to the Offer. Eligible Options to purchase approximately 6,316,612 shares of Common Stock were tendered for exchange, representing approximately 75% of the options that were eligible to be tendered in the Offer. Subject to the terms and conditions of the Offer to Exchange, we will issue New Options to purchase approximately 4,738,803 shares of Common Stock under the Holding Plan with an exercise price of Twenty Two Cents ($.22), the closing price for our Common Stock as reported by the Nasdaq National Market System on September 27, 2001."

Item 12.         Exhibits.

         Item 12 of the Tender Offer Statement is hereby amended to add a reference to Exhibits (a)(12) and (a)(13), which is attached hereto, as follows:

    (a)(12) Notice Sent to employees on September 28, 2001 by Email Following Expiration of the Offer.

    (a)(13) Notice Sent to employees on October 4, 2001 by Email Reporting Results of the Offer.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.



                                       MPOWER HOLDING CORPORATION


                                       /s/RUSSELL I.ZUCKERMAN
                                       --------------------------------------
                                       Russell I. Zuckerman
                                       Senior Vice President, General Counsel
                                          and Secretary

Date: October 4, 2001



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                                INDEX TO EXHIBITS

Exhibit
Number                             Description
------                             -----------


(a)(12) Notice Sent to employees on September 28, 2001 by Email Following Expiration of the Offer.

(a)(13) Notice Sent to employees on October 4, 2001 by Email Reporting Results of the Offer.

                                                                 Exhibit (a)(12)


                 Notice Sent to employees on September 28, 2001
                  by Email Following Expiration of the Offer


From:    People Communications

Sent:    Friday, September 28, 2001

To:      Mpower Communications

Subject:       Message Regarding Stock Option Repricing Opportunity

Importance:    High


Message Regarding Stock Option Repricing Opportunity

Today we are pleased to announce that we have accepted all eligible options to purchase common stock validly tendered for exchange pursuant to our Offer to Exchange dated August 27, 2001 and not withdrawn prior to 11:59 p.m. EDT on September 27, 2001.

We are currently in the process of determining the number of eligible options to purchase common stock that were tendered for exchange in the offer. We will announce shortly the total number of eligible options tendered for exchange and the number of new options we will issue in exchange for those eligible options.

The new options will have an exercise price of Twenty Two Cents ($.22), the closing price for our common stock as reported by the Nasdaq National Market System yesterday, September 27, 2001. The new options will vest over a three year period from September 27, 2001 as described in the Offer to Exchange.

Within six to eight weeks we will distribute new option agreements to each employee who tendered eligible options for exchange containing the terms of the new options and detailing the number of options which each employee received in exchange for their eligible options.

                                                                 Exhibit (a)(13)


                  Notice Sent to employees on October 4, 2001
                    by Email Reporting Results of the Offer


From:    People Communications

Sent:    Thursday, October 4, 2001

To:      Mpower Communications

Subject:      Message Regarding Stock Option Exchange Offer Results

Importance:   High

   Message From People Services Regarding Stock Option Exchange Offer Results

         The Stock Option Offer to Exchange expired at 11:59 P.M. Eastern Daylight Time, on September 27, 2001. We have accepted all Eligible Options to purchase Common Stock tendered for exchange pursuant to the Offer. Eligible Options to purchase approximately 6,316,612 shares of Common Stock were tendered for exchange, representing approximately 75% of the options that were eligible to be tendered in the Offer. Subject to the terms and conditions of the Offer to Exchange, we will issue New Options to purchase approximately 4,738,803 shares of Common Stock under the Holding Plan with an exercise price of Twenty Two Cents ($.22), the closing price for our Common Stock as reported by the Nasdaq National Market System on September 27, 2001.

         Within six to eight weeks we will distribute new option agreements to each employee who tendered eligible options for exchange containing the terms of the new options and detailing the number of options which each employee received in exchange for their eligible options.